ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-137902
Dated April 17, 2008



Buffered Underlying Securities (BUyS) Linked to the Deutsche Bank Balanced Currency Harvest (USD) Index

18 Month Maturity ▪ 100% Participation Rate ▪ 5% Buffer ▪ 20% Maximum Return

Indicative Terms & Conditions: April 17, 2008   **Offering Period: April 17, 2008 – April 18, 2008**

Summary Terms

Issuer	:	Deutsche Bank AG, London Branch (Moody's Aa1, S&P AA)†
Index	:	Deutsche Bank Balanced Currency Harvest (USD) Index
Denomination	:	$1,000.00 per security (minimum investment $1,000)
Maturity	:	On or around October 21, 2009
Issue Price	:	100%
Buffer Level	:	5%
Participation Rate	:	100%
Maximum Return	:	20%
Index Starting Level	:	Index closing level on the Trade Date
Index Ending Level	:	Index closing level on the Final Valuation Date
Payment at Maturity	:	The payment you will receive for each security that you hold at maturity will depend on the Index Ending Level relative to the Index Starting Level as follows:

- If the Index Ending Level is greater than or equal to the Index Starting Level, you will receive a cash payment per $1,000 security face amount that provides you with a return on your investment equal to the Index Return *multiplied* by the Participation Rate, subject to the Maximum Return of 20%. Accordingly, your payment at maturity per $1,000 security face amount will be equal to the lesser of:

$$\$1,000 + (\$1,000 \text{ x Index Return x Participation Rate})$$
$$\text{and}$$
$$\$1,000 + (\$1,000 \text{ x Maximum Return})$$

- If the Index Ending Level is less than the Index Starting Level, and the decline is equal to or less than the Buffer Level, you will receive a cash payment of $1,000 per $1,000 security face amount.

- If the Index Ending Level is less than the Index Starting Level, and the decline is greater than the Buffer Level, you will lose 1% of the face amount of your securities for every 1% that the Index declines beyond the Buffer Level. Accordingly if the Index Return is less than -5%, your payment at maturity per $1,000 security face amount will be calculated as follows:

$$\$1,000 + [\$1,000 \times (\text{Index Return} + \text{Buffer Level})]$$

† A credit rating is not a recommendation to buy, sell, or hold the securities, and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to the securities does not enhance, affect or address the likely performance of the securities other than the ability of the Issuer to meet its obligations.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this product snapshot relates. Before you invest, you should read the prospectus in that registration statement and the other documents, including term sheet No. 370J-3, relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, term sheet No. 370J-3 and this product snapshot if you so request by calling toll-free 1-800-322-6939.



| **Index Return** | : | Index Ending Level – Index Starting Level |
| | | Index Starting Level |

**Deutsche Bank
Balanced Currency
Harvest (USD) Index** : The Index is intended to reflect a strategy of purchasing 3-month forward contracts on certain currencies in jurisdictions with high interest rates and selling 3-month forward contracts on certain currencies in jurisdictions with low interest rates. This strategy is based on the view that foreign currency forward rates are biased estimators of future foreign currency spot rates and that currencies that trade at a forward discount tend to outperform on average currencies that trade at a forward premium.

**Eligible Currencies
(G10)** : U.S. Dollar, Euro, Sterling, Swiss Franc, Japanese Yen, Canadian Dollar, Australian Dollar, New Zealand Dollar, Norwegian Krone and Swedish Krona

**Eligible Currencies
(non-G10)** : Brazilian Real, Czech Koruna, Hungarian Forint, Korean Won, Mexican Peso, Polish Zloty, Singapore Dollar, Turkish Lira, Taiwanese Dollar and South African Rand

Index Recomposition : At each quarterly recomposition, the sponsor selects the G10 currencies with the two highest and two lowest interest rates and subsequently selects the currencies with the three highest and three lowest interest rates from the remaining G10 currencies and the non-G10 currencies. The five selected currencies with high interest rates are **"Long Currencies"** and the five currencies with low interest rates are **"Short Currencies"**. The Index reflects notional long forward positions in the Long Currencies and notional short forward positions in the Short Currencies. These positions are equally weighted.

Offering Period : Offering period ends on or around April 18, 2008 at 2:00 p.m. EST

Trade Date : On or around April 18, 2008

Settlement Date : On or around April 23, 2008

Final Valuation Date : On or around October 16, 2009

Maturity Date : October 21, 2009

CUSIP/ISIN : 2515A0 NQ 2 / US2515A0NQ21



BUyS Product Snapshot

Indicative Terms

Structure:
- **Index:** Deutsche Bank Balanced Currency Harvest (USD) Index
  Bloomberg: DBHVBUSI <INDEX>
  https://index.db.com/do/product/dynamic/BalancedCurrencyHarvestUSD
- **Maturity:** Eighteen Months
- **Buffer Level:** 5%
- **Index Participation:** 100%
- **Maximum Return:** 20%

Positioning:
- A currency alternative that has its returns linked to the performance of an index that reflects a multi-currency investment strategy that takes long positions in high yielding currencies and short positions in low yielding currencies with an automatic, quarterly, rules-based rebalancing.
- 100% upside participation of the Index, subject to the Maximum Return (no calls or averaging).
- At maturity, BUyS will outperform the Index if the Index Ending Level is less than the Index Starting Level.

Best Case Scenario:
- If the Index increases, investors receive 100% of the performance of the Index at maturity, subject to the Maximum Return of 20%.
- Investment is not callable or averaged.

Worst Case Scenario:
- If the Index declines below the Index Starting Level by more than the Buffer Level, an investment in the securities will decline by 1% for every 1% decline in the Index beyond the Buffer Level.
- Subject to the credit of the Issuer, the maximum loss on an investment is 95%.

Risk Considerations:
- Because the securities are not 100% principal protected and an investor's return is linked to the performance of the Index, investors may lose up to 95% of their initial investment.
- Your maximum gain on the securities is limited to the Maximum Return.
- Return on the securities is linked to the performance of the Index.
- An investment in the securities is subject to the credit of the Issuer.

Investing in the securities involves a number of risks. See "Selected Key Risks" in this product snapshot, "Selected Risk Considerations" in the accompanying term sheet and "Risk Factors" in the accompanying product supplement.



Hypothetical Scenario Analysis at Maturity:

- Hypothetical scenario analysis contained herein does not reflect advisory fees, brokerage or other commissions, or any other expenses that an investor may incur in connection with the securities.
- No representation is made that any trading strategy or account will, or is likely to, achieve returns similar to those shown. Hypothetical results are neither an indicator nor a guarantee of future returns. Actual results will vary, perhaps materially, from the analysis below.





Indicative Terms and Conditions – April 17, 2008

Historical Performance of the Deutsche Bank Balanced Currency Harvest (USD) Index

Because the Index was created on December 19, 2005, Index levels for all dates prior to December 19, 2005 were calculated retrospectively based on actual historical currency forward rates using the same methodology as described above, except that the forward rates are based on Bloomberg quotations and not Reuters quotations. All prospective investors should be aware that no actual investment that allowed a tracking of the performance of the Index was possible at any time prior to December 19, 2005. In addition, the currencies comprising the Index at particular dates in the following graph are extremely likely to be different from the currencies comprising the Index on or after the date hereof. Past performance of the Index is no guarantee of future results. The following graph shows monthly prices of the Index from September 29, 2000 through April 16, 2008. The closing level of the Index on April 16, 2008 was 254.76.

Historical Performance of the Deutsche Bank Balanced Currency Harvest (USD) Index



Source: Bloomberg

Historical Return Performance of the Deutsche Bank Balanced Currency Harvest (USD) Index

Year	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Total
2002	2.41%	0.88%	3.34%	1.42%	0.81%	-5.38%	-2.71%	3.14%	0.27%	2.84%	5.96%	3.13%	**16.11%**
2003	2.27%	2.13%	-1.48%	9.25%	0.95%	4.43%	0.07%	1.34%	1.68%	1.83%	2.36%	2.41%	**27.22%**
2004	1.65%	3.41%	-0.29%	-2.03%	-1.70%	0.68%	2.79%	1.15%	2.24%	0.32%	2.20%	1.66%	**12.07%**
2005	2.15%	1.98%	-0.62%	1.95%	3.88%	2.61%	0.39%	-0.83%	4.33%	1.56%	2.50%	-2.85%	**17.06%**
2006	0.02%	2.33%	-3.90%	-0.59%	-6.88%	1.57%	3.72%	3.05%	-0.91%	3.10%	-1.63%	3.24%	**3.12%**
2007	1.40%	0.32%	2.14%	2.70%	2.87%	2.74%	-0.60%	-3.98%	4.69%	3.15%	-3.82%	1.16%	**13.09%**
2008	-2.46%	-0.88%	-4.72%										



Historical Composition of the Deutsche Bank Balanced Currency Harvest (USD) Index

Rebalancing Date	Long Component					Short Component				
9-13-2000	TRY	PLN	MXN	NOK	USD	JPY	CHF	SGD	SEK	EUR
12-13-2000	TRY	PLN	MXN	NOK	NZD	JPY	CHF	SGD	SEK	EUR
3-14-2001	TRY	PLN	MXN	NOK	NZD	JPY	CHF	SGD	SEK	EUR
6-13-2001	TRY	BRL	PLN	NOK	NZD	JPY	CHF	SGD	USD	SEK
9-12-2001	TRY	BRL	PLN	NOK	NZD	JPY	CHF	SGD	USD	CAD
12-12-2001	TRY	BRL	PLN	NOK	NZD	JPY	USD	SGD	CHF	CAD
3-13-2002	TRY	BRL	ZAR	NOK	NZD	JPY	CHF	SGD	USD	CAD
6-12-2002	TRY	BRL	ZAR	NOK	NZD	JPY	TWD	SGD	CHF	USD
9-11-2002	TRY	ZAR	HUF	NOK	NZD	JPY	CHF	TWD	SGD	USD
12-11-2002	TRY	ZAR	HUF	NOK	NZD	JPY	CHF	SGD	USD	TWD
3-12-2003	TRY	BRL	ZAR	NZD	NOK	JPY	CHF	SGD	TWD	USD
6-11-2003	TRY	BRL	ZAR	NZD	AUD	JPY	CHF	TWD	SGD	USD
9-10-2003	TRY	BRL	ZAR	NZD	AUD	JPY	CHF	SGD	THB	USD
12-10-2003	TRY	BRL	HUF	AUD	NZD	JPY	CHF	SGD	USD	THB
3-10-2004	TRY	BRL	HUF	AUD	NZD	JPY	CHF	SGD	USD	THB
6-9-2004	TRY	BRL	HUF	NZD	AUD	JPY	CHF	SGD	USD	THB
9-8-2004	TRY	BRL	HUF	NZD	AUD	JPY	CHF	SGD	THB	USD
12-8-2004	TRY	BRL	HUF	NZD	AUD	JPY	CHF	TWD	SGD	NOK
3-9-2005	TRY	BRL	MXN	NZD	AUD	JPY	CHF	TWD	CZK	SGD
6-8-2005	TRY	BRL	MXN	NZD	AUD	JPY	CHF	TWD	CZK	SEK
9-14-2005	TRY	BRL	MXN	NZD	AUD	JPY	CHF	SEK	CZK	TWD
12-19-2005	TRY	BRL	MXN	NZD	AUD	JPY	CHF	SEK	CZK	TWD
3-14-2006	TRY	BRL	MXN	NZD	AUD	JPY	CHF	SEK	CZK	TWD
6-20-2006	TRY	BRL	MXN	NZD	AUD	JPY	CHF	SEK	CZK	TWD
9-18-2006	TRY	BRL	ZAR	NZD	AUD	JPY	CHF	SEK	CZK	TWD
12-20-2006	TRY	BRL	ZAR	NZD	AUD	JPY	CHF	SEK	CZK	TWD
3-21-2007	TRY	BRL	ZAR	NZD	AUD	JPY	CHF	SGD	CZK	TWD
6-20-2007	TRY	BRL	ZAR	NZD	AUD	JPY	CHF	SGD	CZK	TWD
9-12-2007	TRY	BRL	ZAR	NZD	AUD	JPY	CHF	SGD	CZK	TWD
12-12-2007	TRY	BRL	ZAR	NZD	AUD	JPY	CHF	SGD	KRW	TWD
3-12-2008	TRY	BRL	ZAR	NZD	AUD	JPY	CHF	SGD	USD	TWD

Current Composition of the Deutsche Bank Balanced Currency Harvest (USD) Index

Long Currencies: Turkish Lira, Brazilian Real, South African Rand, New Zealand Dollar and Australian Dollar.

Short Currencies: Japanese Yen, Swiss Franc, Singapore Dollar, U.S Dollar and Taiwanese Dollar.

The next scheduled rebalancing of the Index will be on or around June 11, 2008.



Selected Key Risks

- **LIMITED PROTECTION AGAINST LOSS** — Payment at maturity of your initial investment in the securities is protected against a decline in the Index Starting Level, as compared to the Index Ending Level, of up to 5%. If the Index Ending Level is less than the Index Starting Level by more than the Buffer Level of 5%, for every 1% decline beyond 5% you will lose an amount equal to 1% of the face amount of your securities. For example, an Index Return of -20% will result in a loss of 15% of your initial investment. You could lose up to $950 for each $1000 security face amount that you invest. The payment of any amount due at maturity remains subject to our ability to pay our obligations as they become due.

- **YOUR MAXIMUM GAIN ON THE SECURITIES IS LIMITED TO THE MAXIMUM RETURN** —Regardless of the performance of the Index, you will not receive a return in excess of the Maximum Return of 20%.

- **STRATEGY RISK** — The strategy reflected in the Index takes the view that by taking long positions in high yielding currencies and short positions in low yielding currencies, an investor's gain from interest rate differentials in the high yielding jurisdictions will exceed any potential losses from currency rate risk. The Issuer provides no assurance that this expectation is or will remain valid. Various market factors and circumstances at any time and over any period could cause and have in the past caused investors to become more risk averse to high yielding currencies. Such risk aversion is greater with respect to the non-G10 currencies, which may be volatile and subject to large fluctuations, devaluations, exchange controls and inconvertibility, which would negatively affect the value of the securities.

- **GAINS IN COMPONENTS OF THE INDEX MAY BE OFFSET BY LOSSES IN OTHER INDEX COMPONENTS** — The securities are linked to the performance of the Index, which is composed of multiple currency positions. Any gain in one position may be offset by a loss in another position.

- **CURRENCY MARKETS MAY BE HIGHLY VOLATILE** — Currency markets may be highly volatile, particularly in relation to emerging or developing nations' currencies and, in certain market conditions, also in relation to developed nations' currencies.

- **LEGAL AND REGULATORY RISKS** — Legal and regulatory changes could adversely affect currency rates.

- **THE CURRENCY PRICES REFLECTED IN THE INDEX ARE SUBJECT TO EMERGING MARKETS' POLITICAL AND ECONOMIC RISKS** — The Index components may include emerging market countries that are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. Political or economic instability is likely to have an adverse effect on the performance of the Index, and, consequently, the return on the securities.

- **IF THE LIQUIDITY OF THE INDEX COMPONENTS IS LIMITED, THE VALUE OF THE SECURITIES WOULD LIKELY BE IMPAIRED** — Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the Final Valuation Date would likely have an adverse effect on the closing level of the Index, and therefore, on the return on your securities.

- **POTENTIAL CONFLICTS OF INTEREST EXIST BECAUSE THE ISSUER, THE CALCULATION AGENT FOR THE SECURITIES, THE SPONSOR AND THE CALCULATION AGENT FOR THE INDEX ARE THE SAME LEGAL ENTITY** — Deutsche Bank AG is the Issuer and the calculation agent for the securities, and the Sponsor and the calculation agent for the Index. There can be no assurance that any determinations made by Deutsche Bank AG in these various capacities will not affect the value of the securities or the level of the Index. Because determinations made by Deutsche Bank AG in these roles may affect the payment at maturity, potential conflicts of interest may exist between Deutsche Bank AG and you.



- **LACK OF LIQUIDITY** — The securities will not be listed on any securities exchange. Deutsche Bank AG or an affiliate intends to offer to purchase the securities in the secondary market but is not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Deutsche Bank AG or an affiliate is willing to buy the securities. Accordingly, you should intend to hold the securities until maturity.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES** — In addition to the level of the Index on any day, the value of the securities will be affected by a number of economic, market and political factors that may either offset or magnify each other, including: the expected volatility of the Index, the time to maturity of the securities, the market price of the Index components, interest and yield rates in the market generally and in the markets of the Index components, a variety of economic, financial, political, regulatory or judicial events, supply and demand for the securities, and our creditworthiness, including actual or anticipated downgrades in our credit ratings.

- **WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX OR THE MARKET VALUE OF THE SECURITIES.**

- **COUNTERPARTY RISK** — The receipt by you of monies owed under the securities is subject to and dependent upon the Issuer's ability to pay such monies. Consequently, you are subject to counterparty risk and are susceptible to risks relating to the creditworthiness of Deutsche Bank AG.

- **THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR** — Significant aspects of the U.S. federal income tax treatment of the securities are uncertain, and no assurance can be given that the Internal Revenue Service will accept, or a court will uphold, the tax consequences described in the accompanying term sheet.

**NOT FDIC/NCUA INSURED / MAY LOSE VALUE / NO BANK GUARANTEE
NOT A DEPOSIT / NOT INSURED BY ANY FEDERAL GOVERNMENTAL AGENCY**